Part III: Manner of Operations

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

Brokerage Customers are charged commissions for all executions effected through IBKR, including executions in the ATS. Such subscribers may select between a cost-plus ("**Unbundled**") commission model (which involves a base commission plus the pass-through of any venue fee or rebate (e.g., any "maker/taker" fee or rebate)) and a fixed-rate ("**Bundled**") commission model. Customers are free to elect the Bundled or Unbundled commission model at their discretion, and may switch (*i.e.*, change from Bundled to Unbundled or vice versa) that election at any time.

With the exception of IBKR's Affiliate IBKR Financial Services, AG (which pays no commission **or venue fee** for fills in the ATS), IBKR Affiliates acting as Brokerage Customers and other Unbundled Brokerage Customers pay a base commission rate ~~(distinct from the venue fee or rebate)~~ ranging from $0.0005 to $0.005/share. IBKR's standard commission rates for Unbundled Brokerage Customers vary based on customer volume.

Unbundled Brokerage Customers (excluding, for clarity, IBKR Financial Services, AG) separately pay a $0.001/share venue fee when removing liquidity from the ATS. Such venue fee is in addition to the base commission rate noted above. Unbundled Brokerage Customers are not charged a venue fee when adding liquidity to the ATS. See Part III Item 7 for discussion of when an order is deemed to add or remove liquidity from the ATS.

In the Bundled model, IBKR charges customers a fixed rate commission that covers the majority of exchange and regulatory fees, although certain fees are passed-through to the customers. Bundled Brokerage Customers pay commission rates ranging from $0.0013 to $0.01/share for fills in the ATS. **Bundled Brokerage Customers are not charged a venue fee in connection with their executions in the ATS.**

Brokerage Customers may negotiate Bundled and Unbundled commission rates with IBKR **and, where applicable, ATS venue fees**. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

IBKR may charge a Liquidity Provider (including any Affiliated Liquidity

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Provider) a commission in connection with its use of the ATS. ~~Such commission rate will not exceed the highest~~ base commission rate charged Brokerage Customers under the Unbundled commission model. For clarity, IBKR ~~may elect not to charge a Liquidity Provider (including an Affiliated Liquidity Provider) a commission.~~ **Liquidity Providers are charged a commission ranging from $0.00 to $0.001/share where the Liquidity Provider's order is deemed to add liquidity to the ATS. Liquidity Providers are charged a $0.001/share commission where the Liquidity Provider's order is deemed to remove liquidity from the ATS; provided, however, Liquidity Providers that are not charged a commission when adding liquidity to the ATS are also not charged a commission when removing liquidity from the ATS.**

IBKR takes into account a variety of factors, including historical and anticipated order and transaction activity and totality of the business relationship (e.g., whether a Liquidity Provider has other business relationships with IBKR, such as where a Liquidity Provider engages in stock loan transactions with IBKR) in determining the commission**, if any,** charged a Liquidity Provider.

Additionally, IBKR charges Liquidity Providers fees designed to offset CAT fees assessed to IBKR as CAT Executing Broker (as further described below). IBKR and its Affiliates do not otherwise charge Liquidity Providers (including any Affiliated Liquidity Provider) any fees (*e.g.*, connectivity fees) in connection with their use of the ATS.

Liquidity Providers are responsible for any connectivity fees or other costs associated with their use of the ATS (i.e., fees not charged by IBKR and its Affiliates). For clarity, to the extent IB Corp. acts as a Liquidity Provider, it is responsible for its own connectivity fees and other costs associated with its use of the ATS as a Liquidity Provider.

IBKR is the CAT Executing Broker for both the buyer and the seller on all transactions executed in the ATS. In all instances, IBKR charges the buyer and seller (including any Liquidity Provider that is party to a trade on the ATS) fees designed to offset CAT fees assessed to IBKR as CAT Executing Broker; for clarity, such fees are charged to both Bundled and Unbundled Customers.

ATS market data is made available to Brokerage Customers and Liquidity Providers at no charge.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

In both the Bundled and Unbundled commission models, IBKR charges a per share fee that covers the bundled use of IBKR's order routing and execution services, including, but not limited to, the Trading Products and the ATS. Subject to certain limited exceptions, the per share fee IBKR charges a given Brokerage Customer is the same for executions resulting on any trading center (although, for Unbundled customers, the venue fee or rebate "passed-through" varies by trading center). **As noted above, IBKR charges Unbundled Brokerage Customers a venue fee when removing liquidity from the ATS. This venue fee is in addition to the Unbundled Brokerage Customer's base commission charged by IBKR. IBKR does not otherwise charge subscribers a venue fee on transactions effected in the ATS.**

Brokerage Customers may negotiate Bundled and Unbundled **commission rates and, where applicable, ATS venue fees. Liquidity Providers may also negotiate** commission rates. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

IBKR does not charge **Bundled** Brokerage Customers a venue fee or pay **Bundled** Brokerage Customers a venue rebate for fills in the ATS (whether such **.** **IBKR charges Unbundled Brokerage Customers (excluding, for clarity, IBKR Financial Services, AG) a venue fee where the Unbundled** Brokerage Customer has elected Bundled or Unbundled pricing). **removes liquidity from the ATS. IBKR does not charge Unbundled Brokerage Customers a venue fee where the Unbundled Brokerage Customer adds liquidity from the ATS. IBKR does not pay Unbundled Brokerage Customers a venue rebate for fills in the ATS.**

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